Exhibit 21.1

SUBSIDIARIES OF

PAA NATURAL GAS STORAGE, L.P.

(As of 12/31/12)

Subsidiary	Jurisdiction of Organization
BGS Kimball Gas Storage, LLC	Delaware
Bluewater Gas Storage, LLC	Delaware
Bluewater Natural Gas Holding, LLC	Delaware
PAA Natural Gas Canada ULC	Alberta
PAA Natural Gas Storage, LLC	Delaware
Pine Prairie Energy Center, LLC	Delaware
PNG Finance Corp.	Delaware
PNG Marketing, LLC	Delaware
PPEC Bondholder, LLC	Delaware
SG Resources Mississippi, L.L.C.	Delaware